Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 4, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BROOKFIELD WEALTH SOLUTIONS LTD.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	BMG174341047

	CUSIP:	G17434104

2	Date Fixed for the Meeting:	July 16, 2026

3	Record Date for Notice:	May 29, 2026

4	Record Date for Voting:	May 29, 2026

5	Beneficial Ownership Determination Date:	May 29, 2026

6	Classes or Series of Securities that entitle	CLASS A EXCHANGEABLE LIMITED VOTING SHARES
	the holder to receive Notice of the Meeting:	CLASS B LIMITED VOTING SHARES
CLASS C NON-VOTING SHARES

7	Classes or Series of Securities that entitle	CLASS A EXCHANGEABLE LIMITED VOTING SHARES
	the holder to vote at the meeting:	CLASS B LIMITED VOTING SHARES
CLASS C NON-VOTING SHARES

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

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